UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The first, second and fifth paragraphs of the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the registrant’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 15, 2026, PRF Technologies Ltd. issued a press release entitled “PRF Technologies Expands DeepSolar Predict™ Platform with Battery-to-Revenue Intelligence, Extending AI-Driven Revenue Optimization Across Solar and Energy Storage Assets”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated July 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board